Exhibit 99.1

GeoPark Co-Founder and Former Chairman Gerald O’Shaughnessy Urges Shareholders to Vote Against Four Company Director Nominees

Sends Letter Detailing How Current Board’s Lack of Oversight and Failure to Challenge CEO Jim Park is Costing Shareholders Significant Opportunities for Value Creation

Company’s Current Strategy is Unsustainable Given Significant Debt Levels, Elevated Costs Compared to Peers and Lack of Scale

Shareholders Should Vote AGAINST Incumbent Directors Robert Bedingfield, Constantin Papadimitriou, Pedro Aylwin and James Park Using Either GeoPark’s Proxy Card or the BLUE Proxy Card Being Furnished by Gerald O’Shaughnessy

WICHITA, Kan. – June 24, 2021 – Gerald O’Shaughnessy, the co-founder, former Chairman and second largest shareholder of GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK) today issued an open letter to GeoPark shareholders.

The full text of the letter follows:

June 24, 2021

Dear Fellow Shareholders,

As many of you know, I co-founded GeoPark (“GeoPark” or the “Company”) (NYSE: GPRK) in 2002 and currently hold 10.7% of the outstanding shares of the Company, making me its second largest shareholder. I am writing to you now because I am deeply concerned about the path the Company is currently on.

In my view, the issues plaguing the Company stem from a common source: for years, Jim Park has been allowed to operate as an imperial CEO, abetted by certain members of the Board of Directors (the “Board”) who have blindly followed Mr. Park and failed to exert basic oversight over management or the Company’s strategy.

During my time on the Board, I coaxed and explicitly urged my former fellow directors to exercise greater independence from management in fulfillment of their fiduciary duty to all shareholders, especially in relation to shareholder value enhancement and corporate governance initiatives – including most recently the consideration of potential strategic alternatives for GeoPark. Unfortunately, these efforts have persistently failed, resulting ultimately in my sudden removal as Chairman and subsequent resignation as a director following notice that I would not be re-nominated at the upcoming Annual General Meeting (the “AGM”). It is disappointing that, in its June 22 response letter, the Company is continuing to rely on generic corporate speak and ambiguous excuses rather than addressing the core issues facing GeoPark.

These circumstances have left me with no other option than to write to you publicly – both to ensure you understand the extent of the Board’s fundamental lack of true independence from Mr. Park, which has created a state of affairs wherein the Company is failing to seriously consider important strategic options with the strong potential to maximize shareholder value – and to propose a new pathway to rectify this situation. This is why I urge you to vote AGAINST incumbent directors Robert Bedingfield, Constantin Papadimitriou, Pedro Aylwin and James Park at the upcoming AGM to be held on July 15, 2021.

A vote against these incumbents will send a clear message to the Board that it must listen to concerned shareholders and it must not continue down its current path. In considering your vote at the upcoming AGM, I urge you to review the following:

GeoPark’s Current Financial and Strategic Position is Untenable

These are challenging times for the E&P industry. Competition from alternative sources of energy is increasing given well-known pressures to move towards lower carbon economies. Companies in the sector – particularly small-cap firms – must evolve in efficiency and scale to remain competitive. There is a pathway for companies in this position to provide attractive returns to investors, but it requires disciplined operations, cutting costs, selling non-core assets, reducing leverage and returning capital to shareholders at an accelerated pace – all while achieving growth and scale.

GeoPark’s assets in the Colombian basin are world class. To ensure shareholders realize the full benefit from these assets, they deserve a board that will objectively evaluate the Company’s strategy and operating performance (particularly with respect to its non-Colombian assets), promote greater discipline in investment projects and carefully consider all strategic alternatives to maximize shareholder value. Unfortunately, that is not currently the case at GeoPark.

GeoPark is presently highly levered, and in fact has the highest debt-to-capitalization ratio among its peers. A significant portion of GeoPark’s free cash flow is being used to fund a modest exploration and development program and service debt. These elevated levels of debt also require the Company to hedge oil production at prices near $60 in 2021 and near $70 in 2022. This hedging will limit the Company’s upside when oil and gas prices rise – as they have done recently with oil prices rising to above $70 per barrel – and this is causing GeoPark to underperform those peers with the balance sheet strength to allow less extensive hedging and higher benefit in the current pricing environment. High levels of debt also prevent the Company from returning capital to shareholders through buybacks and greater dividends.

While the Colombia assets have significant value, GeoPark’s projects in other South American countries, such as Chile, are losing money and forcing the Company to take large impairment losses. Support for multiple sub-economic projects outside GeoPark’s core asset base in Colombia has led to above average corporate general & administrative expenses on both a per employee and BOE basis. Approximately 40% of the Company’s employees in 2020 were located outside of Colombia and poor cost discipline has resulted in negative returns from these operations. The Board has not held the CEO sufficiently accountable for these non-core strategic failures. This is a recipe for ongoing stagnation and a loss of value for shareholders.

To ensure shareholders realize the full benefit of GeoPark’s world-class Colombian assets, the Board should do the following:

1.	Rationalize assets or monetize multiple country operations that do not meet the Company’s cost of capital and use the proceeds to reduce debt.

2.	Reduce corporate overhead, with a particular emphasis on eliminating overhead established to support unprofitable operations outside of Colombia.

3.	Consider ways to grow and improve operations in Colombia through greater efficiency or via consolidation to achieve needed scale.

4.

Conduct a thorough strategic review focused on the Company’s asset base and operations outside of Colombia and seriously consider all strategic options available to GeoPark – including a sale or merger of the Company.

GeoPark Should Be Exploring Strategic Alternatives

The oil and gas industry is currently experiencing a resurgence of M&A activity. In-basin consolidations that result in improved scale have strongly rewarded investors. GeoPark may have excellent opportunities to capitalize on this dynamic by exploring potential strategic alternatives, partnerships or combinations. The Board should be open to considering all options to maximize shareholder value and should carefully evaluate such alternatives to ensure that the Company is best positioned for success for the benefit of all its shareholders.

Against this backdrop, in May, I was asked by certain GeoPark directors to maintain discussions with certain parties who had approached me directly as Chairman regarding certain potential business transactions that would address the strategic concerns discussed above. However, it soon became clear to me that a major impediment to achieving the best possible transaction for GeoPark’s shareholders was the general perception in the marketplace, including comments shared with me directly, that Mr. Park insists on his management team leading any entity resulting from a strategic business combination. This has materially limited the universe of potential partners.

Within days of sharing this concern with some of the Board members, as well as other related concerns expressed by potential counter-parties about our CEO’s lack of transparency, I was asked to resign as Chairman.

Shareholders should not allow Mr. Park to thwart efforts to capitalize on potential strategic options that would be in the best interests of the Company and all its shareholders.

The Incumbent Board Lacks Independence and Has Failed to Properly Oversee Mr. Park

The unfortunate reality is that Mr. Park exerts near total control over a pliable Board. Unfortunately, in its June 22 letter to shareholders, GeoPark makes a clear attempt to distract shareholders from the key issues about what can actually create value at the Company. Consider the following examples:

•	GeoPark Claim:

•	The Company “has a world-class management team that is successfully executing on our Board-led strategy.”

•	The Reality:

•

I have the highest respect for GeoPark’s management team and its employees, especially its technical, financial and field staff. But these great employees and GeoPark’s shareholders are not well-served by Mr. Park and his compliant Board, which have failed to thoroughly consider and independently chart a course that will ensure GeoPark’s future success. The reality is that Mr. Park dominates an internal team in the development of the corporate strategy, which then spoon feeds the Board, which in turn acts merely as a ‘rubber stamp’ for his plans. Mr. Park has consistently resisted meaningful Board participation in the development of Company strategy and any independent, objective evaluation of marginal assets – and the Board has acquiesced.

•	GeoPark Claim:

•	It has a “commitment for continuous improvement of our Company and governance, in the best interests of shareholders.”

•	The Reality:

•

The “independent” classifications of certain incumbent directors does not mean that these individuals have acted independently and objectively with respect to Mr. Park in the past, or that they should be expected to in the future.

•

GeoPark has been the victim of a pattern of corporate governance missteps. On a number of key matters, the Nominating and Corporate Governance Committee (NCGC) – which is chaired by the same individual who chairs the Audit Committee – seems to act under the unhealthy influence of Mr. Park. Formal proposals to strengthen the Board’s director nominee selection criteria and process, for example, have gone effectively ignored by the NCGC and unrecognized by unwitting board members, which has only served to increase Mr. Park’s influence over the selection of candidates.

•	GeoPark claim:

•	The Compensation Committee “has been forthcoming and transparent about [executive compensation] information.”

•	The Reality:

•

To my knowledge, neither the GeoPark Board nor its independent directors has ever been provided with full information concerning the nature or amount of the many perquisites provided to Mr. Park. For example, the Company has, provided, and I believe continues to provide, Mr. Park with multiple residences in South America – in addition to an extensive travel budget – and the Board does not have sufficient visibility into these items. The fact that the Company admits these are monitored only by GeoPark employees, rather than its Board, is telling.

•

I am aware of at least one instance when an independent director serving on the Compensation Committee has requested compensation information concerning GeoPark’s executives and key consultants and been denied that information. Since this incident, I believe the Compensation Committee has continued to act without the independence and oversight necessary to protect the interests of shareholders. Over the course of my tenure as Chair my requests for information on the remuneration of senior c-suite executives and key consultants were repeatedly denied.

The bottom line is that the current Board is largely subservient to Mr. Park, who is opaque in his disclosures to the board as a whole about this and other important matters, and this situation must be rectified.

Change is Urgently Needed at Board Level

While it is too late to nominate director candidates for election at the July 15 AGM, it is clear that change is needed on GeoPark’s Board. Voting AGAINST these four incumbents – Robert Bedingfield, Constantin Papadimitriou, Pedro Aylwin and James Park – would send a strong message that shareholders will not accept the status quo.

On June 18, I sent an open letter to the Board formally requesting it revise the slate it was proposing for the upcoming AGM to re-include me as well as three additional independent directors to bolster oversight. I stated I would not serve either as Chair or on any key committees where independence concerns would suggest my participation is inadvisable because of my prior role. I proposed that the Board should be constituted so that GeoPark keeps its status as a foreign private issuer and that a majority of its directors be considered independent under prevailing analyses. I further stated that I believed that Ms. Escovar should remain as Chair and that Ms. Suarez should be nominated as the Board had proposed. I suggested that the directors who would step off could be discussed, and the number of directors could be increased, if necessary.

Unfortunately, the Board has not indicated any willingness to engage in a constructive dialogue on these matters, despite several requests made on my behalf for dialogue and settlement of these issues, which I believe leaves shareholders with no choice but to express disapproval by voting against four incumbent directors who are most at fault for promoting the subservient culture in the boardroom.

***

A vote AGAINST four incumbent directors is a vote to send a message to the GeoPark that change is needed on the Board at GeoPark that will benefit all of the Company’s shareholders. You can vote AGAINST these directors either by voting on GeoPark’s proxy card, or by voting on the BLUE proxy card included in these materials.

Thank you for your support.

Sincerely,

Gerald E. O’Shaughnessy

VOTE AGAINST FOUR GEOPARK DIRECTOR NOMINEES TO SIGNAL THAT YOU DEMAND

CHANGE IN ORDER TO PROTECT YOUR INVESTMENT

Investors:

D.F. King & Co., Inc.

Edward McCarthy / Richard Grubaugh

(212) 269-5550

geopark@dfking.com

Media:

Sloane & Company

Dan Zacchei / Joe Germani

dzacchei@sloanepr.com / jgermani@sloanepr.com

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